Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated June 8, 2018

June 8, 2018
To all parties concerned

Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya
Representative Director and President
(Code: 6816, TSE 1st Section)
Inquiries:	Hitoshi Kajiwara, Managing Director, Administration
TEL:	+81-3-5499-8111

The Company’s Opinion on ISS’s Report Concerning
the 52nd Ordinary General Meeting of Shareholders

Alpine Electronics, Inc. (the “Company”) is aware that, with respect to the proposals for the 52nd ordinary general meeting of shareholders of the Company (the “Ordinary General Meeting of Shareholders”) scheduled on June 21, 2018, Institutional Shareholder Services Inc. (“ISS”), a proxy advisory company, has issued a report (the “ISS Report”) recommending a vote “for” Shareholder Proposals 4 (proposal for additional dividend) and 5 (proposal for election of a director who will not be an Audit and Supervisory Committee Member).

The ISS Report recommends a vote “for” Shareholder Proposals 4 and 5 on the grounds that the share exchange ratio for the business integration (the “Business Integration”) between the Company and Alps Electric Co., Ltd. (“Alps Electric” and, together with the Company, the “Companies”) is unfair.  However, the Company does not believe such assessment that the share exchange ratio is unfair is reasonable for the reasons set forth below.

ISS’s assessment of the share exchange ratio as mentioned above is based on ISS’s own methods of analysis and assessment of the value of the Companies’ shares, and the Company believes that such methods lacks multifaceted nature and objectiveness as, among other reasons, it is based only on limited historical data such as share price and business results.  As the Company has disclosed in the past, based on the analysis of its third-party financial advisor, SMBC Nikko Securities Inc. (“SMBC Nikko”), the Company believes that the current share exchange ratio is fair.  The Company believes that such analysis by SMBC Nikko ensures multifaceted analysis and objectiveness since it uses not only analysis methods that are based on past business results, but also multifaceted analytical methods that are based on such things as financial forecasts of the Companies for the next three years and forecasts of the business environment, as well as since it was reviewed by the third-party committee consisting of members who are independent from the Companies.

In addition, the ISS Report points out, based only on the figures included in the consolidated financial statements of the Company, that payment of dividends (approximately JPY 22.4 billion in total) as proposed in Proposal 4 (proposal for additional dividend) will not impede the business operation of the Company.  However, the Company’s business operation is conducted globally and, accordingly, the cash and deposits of the Company are being managed in a complicated manner out of multiple locations.  Furthermore, investment securities held by the Company are necessary strategic investments for the purpose of maintaining smooth commercial relationships in the medium- to long-term in the industry in which the Company belongs.  ISS’s view does not take into account such cash needs, which are based on circumstances specific to the Company.  The Company thus believes that the payment of such additional dividend will significantly hinder the business operation of the Company.

The Company has explained in detail the matters described above in the materials, listed below, that it has previously disclosed.  The Company would like to ask its shareholders to kindly go through the materials listed below again and, for shareholders who are supportive of the Company’s views, to vote “against” Shareholder Proposals 4 through 6.

[Names of and Links to the Disclosure Materials related to the Business Integration]
[Dated July 27, 2017]
Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc.
http://www.alpine.com/e/investor/library/pdf/kessai/ja/2017b_en.pdf

Business Integration Involving Reorganization into Holding Company Structure.
http://www.alpine.com/e/investor/library/pdf/kessai/ja/2017a_en.pdf

[Dated December 4, 2017]
The Company’s Views on the Business Integration between Alpine Electronics, Inc. and Alps Electric Co., Ltd.
http://www.alpine.com/e/newsrelease/news/news_171204.pdf

[Dated December 22, 2017]
Notice Regarding the Announcement by Alps Electric Co., Ltd. Titled “Notice Regarding the Rescheduling of the Absorption-type Company Split Agreement”
http://www.alpine.com/e/newsrelease/news/news_171222.pdf

[Dated February 27, 2018]
Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company
http://www.alpine.com/e/investor/library/pdf/kessai/ja/2017h_en.pdf

Change to the Transaction Structure for the Business Integration and Name of the Holding Company
http://www.alpine.com/e/newsrelease/news/news_180227a.pdf

Notice Regarding the Results of the Examination of the Impact that the Financial Forecasts Reflecting the Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018 Have on the Calculation of the Share Exchange Ratio
http://www.alpine.com/e/investor/library/pdf/kessai/ja/2017j_en.pdf

Background to and Results of the Examination of the Financial Forecasts
http://www.alpine.com/e/investor/library/pdf/kessai/ja/2017k_en.pdf

[Dated April 26, 2018]
Progress on the Business Integration between Alps Electric and Alpine, and the Directors After the Business Integration
http://www.alpine.com/e/investor/library/pdf/kessai/ja/2017l_en.pdf

[Dated May 2, 2018]
Supplementary Explanation Regarding “Progress on the Business Integration between Alps Electric and Alpine Electronics(Alpine), and the Directors After the Business Integration” (April 26, 2018 release)
http://www.alpine.com/e/investor/library/pdf/kessai/ja/2017m_en.pdf

[Dated May 9, 2018]
Notice Regarding Opinions of the Company’s Board of Directors on Shareholder Proposals
http://www.alpine.com/e/investor/library/pdf/kessai/ja/2017p_en.pdf
End

One of the parties to the business integration, Alps Electric, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with the Company.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.